UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   001-35134

LEVEL 3 COMMUNICATIONS, INC. 401(k) PLAN
Level 3 Communications Inc.
1025 Eldorado Blvd
Broomfield, CO 80021-8869

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits - December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2016	3
Notes to Financial Statements	4 - 10
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2016	12
Signature	13
Exhibits	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Level 3 Communications, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Level 3 Communications, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Level 3 Communications, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,
/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP
Certified Public Accountants

Rochester, New York
June 16, 2017

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments at fair value (Note 3)
Mutual funds	$1,108,485,908	$1,034,166,073
Common/collective trusts	110,246,608	103,266,986
Level 3 Communications, Inc. Common Stock	207,318,118	190,085,994

Total investments at fair value	1,426,050,634	1,327,519,053

Notes Receivable from Participants	24,586,615	25,532,846

Participants Contributions Receivable	1,617,305	1,493,634

Employer Contribution Receivable	936,466	876,673

Non-Interest Bearing Cash	125	2,876

Net assets available for benefits	$1,453,191,145	$1,355,425,082
See accompanying notes to financial statements.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

2016
Contributions:
Participants	$68,499,848
Employer, net of forfeitures	36,721,838
Participants rollovers	4,713,506

Total contributions	109,935,192

Investment income:
Net appreciation in fair value of investments (Note 2)	83,849,410
Dividends and interest	12,898,017
Other income	1,319,137

Total investment income	98,066,564

Interest on notes receivable from participants	1,034,530

Total contributions, total investment income
and interest on notes receivable from participants	209,036,286

Deductions from net assets attributed to:
Benefits paid to participants	(110,581,763)
Administrative Fees	(688,460)

Total deductions	(111,270,223)

Net increase	97,766,063

Net assets available for benefits, beginning of year	1,355,425,082

Net assets available for benefits, end of year	$1,453,191,145
See accompanying notes to financial statements.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Plan Description
The following description of the Level 3 Communications, Inc. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan established by Level 3 Communications, Inc. (the Company, Level 3 or the Plan Sponsor) on July 1, 1998 as a spin‑off from the Kiewit Retirement Savings Plan, under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan may be adopted by affiliated employers of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.
Effective February 27, 2015, the tw telecom 401(k) Plan (the “TW Plan”) was merged into the Plan. At the date of the merger, the TW Plan’s assets and liabilities became assets and liabilities of the Plan.

Effective January 1, 2016, the Level 3 Stock Fund is one of the investment options offered in the Plan. Subject to the limits described below, Participants can direct the investment of all or any portion of their Account, including Deferral Contributions, Catch-Up Contributions and Rollover Contributions, into the Level 3 Stock Fund. In addition, Participants can divest out of the Level 3 Stock Fund at any time (and, subject to the limits described below, reinvest in the Level 3 Stock Fund thereafter), although securities laws may limit insiders to trade during certain trading windows or to trade subject to other restrictions on the amount and timing of their trading.

Generally, only 10% of a Participant’s entire Account may be invested in the Level 3 Stock Fund, however; Employer Match Contributions and Employer Discretionary Profit Sharing Contributions may be contributed to the Plan in Level 3 Stock even if those stock contributions result in over 10% of the Participant’s Account being invested in the Level 3 Stock Fund. A Participant can elect to exchange amounts (change investments) in the Participant’s Account into the Level 3 Stock Fund, provided that the investment in the Level 3 Stock Fund does not take the total Account investments in the Level 3 Stock Fund over 10% of the total Account Value, as determined at the close of business on the day preceding the exchange. However, elections to invest future contributions in the Level 3 Stock Fund are not permitted, only exchanges of account balances existing at the time of the exchange election may be made into the Level 3 Stock Fund.

(b)	Eligibility
All full‑time employees, who are regularly scheduled to work 30 hours or more per week, are eligible to participate in the Plan on the first day of the month following their hire date. All other employees may join the Plan on the first day of the month following completion of 1,000 hours of service, as defined in the plan document. Participation by anyone covered by collective bargaining agreement is subject to negotiations, and such employees are not eligible unless their collective bargaining agreement specifically states they are eligible. The Plan also excludes certain non-resident aliens and foreign‑based employees.
The Plan offers automatic enrollment, whereby employees will be automatically enrolled in the Plan approximately 30 days after becoming eligible to participate in the Plan. Employee contributions for automatic enrollment are made equal to 4% of eligible compensation and are invested into the T. Rowe Price Retirement Date Fund that most closely aligns with the projected retirement date of the employee. Even though enrollment is automatic, employees have 30 days prior to being enrolled to change contribution rates, direct contributions to other investment options available through the Plan, or decline participation in the Plan.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(c)	Employee Contributions
Participants may elect to contribute from 1% to 50% of their total annual compensation, as defined, to the Plan as a pretax salary deferral contribution subject to certain IRC limitations of $18,000 in 2016 and 2015. The Plan also allows catch‑up contributions for participants over the age of 50. The statutory limit for the catch‑up contributions is $6,000 in 2016 and 2015.

(d)	Rollover Contributions
Rollover contributions from other plans, which meet the requirements of the IRC, may be made to the Plan.

(e)	Employer Contributions
The Company may make a matching contribution calculated as a uniform percentage of participants’ deferral contributions, excluding catch‑up contributions. The Company makes matching contributions up to a maximum of 4% of eligible earnings or applicable regulatory limits.
The Company may make a discretionary profit sharing contribution to eligible participants. Participants eligible to share in the profit sharing contribution include: (i) active participants who completed at least 1,000 hours of service during the plan year and who were employed at the Plan’s year‑end and (ii) participants who terminated employment during the plan year due to death, disability, or retirement (at age 55 or normal retirement age).
Discretionary profit sharing contributions, if any, are determined annually by the Company. Profit sharing amounts are allocated to participant’s accounts in the proportion that each individual participant’s compensation bears to the total compensation paid to all eligible participants. The Company did not approve a profit sharing contribution for the years ended December 31, 2016 and 2015.
Employer contributions are generally made in the form of Company common stock. The Company’s matching contributions are based on the closing stock price on each pay date. The Company’s matching contributions are made through units in the Level 3 Stock Fund, which represents shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used by the Company to make employer matching and other contributions to employees through the Plan. Participants can divest the Company stock at any time subject to securities laws.
Total annual additions under the Plan and all other plans sponsored by the Company are limited to annual IRC regulations. Annual additions are defined as participant contributions and employer contributions, if any.

(f)	Vesting
Participants are immediately vested in their salary deferral contributions and rollover contributions, plus net earnings and losses thereon. Vesting in Company matching and discretionary profit sharing contributions plus net earnings and losses thereon is based on years of service and is as follows:

Year(s) of service:	Percentage Vested
Less than 1	0%
1 - 2	33%
2 - 3	66%
3 or more	100%

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Participants earn one year of credited service for each full year of service, as defined by the plan document.
A participant’s Company matching and discretionary profit sharing contributions account also becomes fully vested when the participant reaches normal retirement age or terminates employment by reason of death or disability.

(g)	Forfeitures
In the event a participant terminates and distributes their account balance before becoming 100% vested in Company matching or discretionary profit sharing contributions plus net earnings and losses thereon, unvested amounts are forfeited. Forfeitures are used to pay the reasonable, ordinary, and necessary expenses of the operation and administration of the Plan and to reduce Company matching contributions. Unused forfeitures remaining at December 31, 2016 and 2015 were $846,885 and $688,930, respectively, and are shown as a component of net assets available for benefits in the accompanying financial statements. Forfeitures used to pay expenses and reduce employer contributions were $446,100 during 2016.

(h)	Withdrawals
Benefits equal to the vested value of a participant’s account are payable upon retirement, termination, attaining age 59 ½, disability, or death in the form of a lump‑sum payment or a direct rollover into another qualified plan or individual retirement account. Joint and survivor and certain 10‑year distribution options are also available on all balances that were transferred from predecessor plans. In addition, hardship withdrawals are available under certain circumstances as described in the plan document.

(i)	Notes Receivable from Participants
Participants can apply for a loan under the Plan (participant loan or loan) if they do not already have a loan outstanding and are active employees. Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum of $50,000, reduced by the highest outstanding loan balance during the preceding 12‑month period. However, loans may not exceed 50% of the vested portion of the participant’s deferral and rollover account balances. The loans are secured by the vested balance in the participant’s account and, as such, are not subject to impairment. Loan terms may not exceed five years and bear a reasonable rate of interest based upon current commercial rates for similar loans.
Principal and interest on notes receivable from participants are repaid ratably through biweekly payroll deductions. Any repayments over and above the stated ratable repayment amount must pay off the loan and accrued interest in full. Loans are considered to be in default if: (a) a scheduled payment is missed, (b) the participant terminates employment with the Company and its affiliates, (c) the participant receives a distribution of the participant’s entire vested account balance, or (d) the participant revokes his or her payroll deduction authorization for repayment of the loan without the consent of the Company. Should any of these events occur, the Plan allows for a period of time during which the participant may cure any event of default. If, after the cure period expires, the loan remains in default, the outstanding principal balance and any unpaid interest become immediately due and payable and will be reclassified as a distribution.

(j)	Participant Accounts
A separate account is maintained for each plan participant. Participant contributions are credited to the individual’s account, along with a portion of the Company matching and discretionary profit sharing contributions, if any, and an allocation of the Plan’s net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(k)	Administrative Fees
Reasonable, ordinary, and necessary expenses of the operation and administration of the Plan are paid by the Company or the Plan, in part by utilizing amounts forfeited by participants terminating and distributing their account balance before becoming 100% vested in Company matching or discretionary profit sharing contributions plus net earnings and losses thereon.

(l)	Revenue Sharing
The Plan has a revenue sharing account which is a suspense account funded with excess revenue generated by the Plan. These funds may be used to pay Plan expenses or be allocated to each participant. The excess revenue earned by the Plan in 2016 amounted to $1,285,154 and is included in other income on the statements of changes in net assets available for benefits. During 2016 and 2015, all amounts were allocated to participant accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Reclassification
To conform with financial statement groupings in 2016, certain items reported in the December 31, 2015 financial statements have been reclassified for comparative purposes. This reclassification has no effect on the net increase in net assets available for benefits for the year ended December 31, 2015.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year‑end. The Company’s common stock is stated at fair value as determined by quoted market prices. The Plan’s interest in common/collective trusts is reported at Net Asset Value (NAV) based on the fair value of the common/collective trusts underlying investments using information reported by the investment advisor and the audited financial statements of the common/collective trusts at year‑end. The NAV is used as a practical expedient as an estimate of fair value. The audited financial statements of the common/collective trusts include investments in investment contracts and security‑backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security‑backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed‑income security or portfolio of fixed‑income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant‑initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is accrued when earned. Dividends are recorded on the ex‑dividend date.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Net realized and unrealized gains and losses are reflected in the accompanying statements of changes in net assets available for benefits as net appreciation or (depreciation) in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year‑end fair value.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair values. While the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(d)	Benefit Payments
Benefits paid to participants are recorded upon distribution.

(e)	Notes Receivable from Participants
Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document. The Plan recognizes income on notes receivable from participants on an accrual basis.
(f) Recently Issued Accounting Pronouncement
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This ASU is effective for the Plan beginning January 1, 2016. The Plan has elected to adopt on a retrospective basis effective as of December 31, 2015. Accordingly, the fair value information as of December 31, 2015 disclosed in Note 3 has been modified to reflect this change.

(3)	Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

(a)	Fair Value Hierarchy
GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. GAAP establishes three levels of inputs that may be used to measure fair value:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets that are measured at fair value include the Plan’s investments in mutual funds and Company common stock. The fair value of these investments is valued based on quoted market prices in active markets.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model‑derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets that are measured at fair value include the Plan’s investment in common/collective trusts whose underlying assets are traded daily.
Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

(b)	Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016

	Level 1	Total
Mutual Funds	$1,108,485,908	$1,108,485,908
Company Common Stock	207,318,118	207,318,118
Investments Measured at Net Asset Value (i)	-	110,246,608
Total	$1,315,804,026	$1,426,050,634

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015:

	Level 1	Total
Mutual Funds	$1,034,166,073	$1,034,166,073
Company Common Stock	190,085,994	190,085,994
Investments Measured at Net Asset Value (i)	-	103,266,986
Total	$1,224,252,067	$1,327,519,053

(i) In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants’ account balances would become fully vested.

(5)	Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 26, 2013 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2016 and 2015.

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties
The Plan provides for various investments including Company common stock, common/collective trusts, and mutual funds. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. The Plan provides participants the ability to invest in securities with contractual cash flows, such as asset‑backed securities, collateralized mortgage obligations, and commercial mortgage‑backed securities, including securities backed by subprime mortgage loans through a common/collective trust. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in participant accounts and in the statements of net assets available for benefits.
The Plan has a concentration of investments in the Company common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for benefits to materially change due to this concentration.

(7)	Party‑in‑Interest Transactions
Plan investments include shares of Company common stock, and common/collective trusts and mutual funds managed by Wells Fargo Bank, N.A., the trustee of the Plan. Therefore, these investments and investment transactions qualify as party‑in‑interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

(8)	Merger

On October 31, 2016, the board of directors of CenturyLink, Inc. and the board of directors of Level 3 Communications, Inc. agreed to an acquisition of Level 3 by CenturyLink, under the terms of the Agreement and Plan of Merger. The transaction has received the approval of CenturyLink’s shareholders and Level 3’s stockholders. If the transaction is completed, Level 3 stockholders including the Plan’s holdings in the Level 3 Stock Fund will have the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock for each share of Level 3 common stock they own at closing, with cash paid in lieu of fractional shares.

Supplemental Schedule

LEVEL 3 COMMUNICATIONS, INC.
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Identity of issuer/	Shares/	Current
	Description of investment	units	value

	Common/collective trust:
*	Wells Fargo Stable Return Fund	2,008,539	$107,041,070

	Mutual funds:
	Fidelity Growth	1,487,223	203,422,373
	Vanguard Institutional Index Fund	681,025	138,813,407
	T. Rowe Price Mid Cap Growth Fund	2,353,252	108,108,381
	T. Rowe Price Retirement 2035 Fund	5,562,853	90,618,873
*	Wells Fargo Advantage Small Cap Opportunities Fund	3,893,084	89,112,683
	JP Morgan Equity Income	5,054,935	76,835,012
	American Funds Europacific Growth	1,492,455	67,220,187
	T. Rowe Price Retirement 2025 Fund	3,840,204	59,523,155
	T. Rowe Price Retirement 2030 Fund	2,186,645	49,265,104
	Prudential Total Return Fund	2,600,455	36,614,409
	T. Rowe Price Retirement 2040 Fund	1,474,573	34,224,845
	T. Rowe Price Retirement 2045 Fund	2,061,714	32,203,971
	T. Rowe Price Retirement 2020 Fund	1,117,601	22,810,241
	Vanguard Total Bond Index Fund	1,989,115	21,184,072
	JP Morgan Mid Cap Value	501,943	18,270,708
	PIMCO Real Return Fund	1,544,095	16,861,516
	Oppenheimer Developing Market	389,889	12,464,766
	T. Rowe Price Retirement 2050 Fund	869,717	11,428,078
	T. Rowe Price Retirement 2015 Fund	778,398	11,037,678
	T. Rowe Price Retirement 2010 Fund	354,534	6,151,160
	T. Rowe Price Retirement 2055 Fund	126,240	1,662,579
	T. Rowe Price Retirement 2005 Fund	50,753	652,687
	PIMCO Total Return Fund	2	23

	Total Mutual funds		1,108,485,908

	Level 3 Stock Fund:
*	Level 3 Communications, Inc. Common Stock	3,678,462	207,318,118
*	Wells Fargo/BlackRock Short-Term Investment	3,205,538	3,205,538

	Total Level 3 Stock Fund		210,523,656

*	Participant loans Interest rates ranging from 4.25% to 9.50%
	with various maturity dates		24,586,615

	Total		$1,450,637,249

*Represents a party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

LEVEL 3 COMMUNICATIONS, INC. 401(k) PLAN

Date: June 16, 2017	By:	/s/	Eric J. Mortensen
Name: Eric J. Mortensen
Plan Sponsor SVP and Controller

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Insero & Co. CPAs LLP, Independent Registered Public Accounting Firm